Exhibit 99.1

Contact:          Kenneth R. Meyers, Executive Vice President - Finance
                  (773) 399- 8900 kmeyers@uscellular.com

FOR RELEASE: IMMEDIATE

             U.S. CELLULAR BOARD OF DIRECTORS AUTHORIZES ADDITIONAL
                             COMMON STOCK REPURCHASE

May 5, 2000, Chicago, Illinois - United States Cellular Corporation [AMEX:USM] announced today that its Board of Directors has authorized the repurchase of up to 1,400,000 additional Common Shares or approximately 1.6% of the shares outstanding. On May 4, 2000, USM had 53,306,965 Common and 33,005,877 Series A Common Shares outstanding, or 86,312,842 total shares. The Board authorized USM management to use its discretion to make the purchases, as market conditions warrant, on the open market or at negotiated prices in private transactions.

John E. Rooney, President and Chief Executive Officer commented: "We are very pleased with the success of the current stock repurchase program which we will complete next week. This new repurchase program is a continuation of our ongoing efforts to enhance shareholder value. At the same time we retain the financial flexibility to pursue other strategic opportunities that are available in the telecommunications industry."

Under a previously announced stock repurchase authorization for 1.4 million shares announced March 3, 2000 the company purchased 1,288,900 shares for $82.9 million during the period March 7, 2000 through May 4, 2000.

Based in Chicago, USM manages and invests in cellular systems throughout the United States. As of March 31, 2000 USM managed operational systems serving 145 markets.

Except for historical and factual information presented, other information set forth in this news release may represent forward-looking statements, including all statements about USM's plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Important factors that may affect these forward-looking statements include, but are not limited to: changes in the overall economy; changes in competition in the markets in which USM operates; advances in telecommunications technology; changes in the regulatory environment; pending and future litigation; unanticipated changes in growth in cellular customers, penetration rates, churn rates, roaming rates and the mix of products and services offered in our markets. Investors are encouraged to consider these and other risks and uncertainties that are discussed in documents filed by USM with Securities and Exchange Commission ("SEC").

For more information about U.S. Cellular visit the company web site at: www.uscellular.com